Exhibit 99.1

Safe-T Group Reports Record First Quarter 2022 Results with Revenues of $4.02 Million, Up 199% Over First Quarter 2021 Results

First Quarter’s Implementation of Cost Reduction Plan Will Have a Positive Impact in the Second Quarter of 2022, Expected to Accelerate in the Third Quarter of 2022

HERZLIYA, Israel, May 31, 2022 - Safe-T Group Ltd. (Nasdaq, TASE: SFET) (“Safe-T” or the “Company”), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the three-month period ended March 31, 2022.

●	Revenues for the three-months ended March 31, 2022 reached a quarterly record high of $4,021,000, an increase of 199% compared to the three-month period ended March 31, 2021.

●	Gross profit for the three-month period ended March 31, 2022 amounted to $2,117,000, an increase of 378% compared to the corresponding period in 2021.

●	In the first quarter of 2022, the Company witnessed the initial impact of the planned cost reductions in its enterprise cybersecurity business, which is expected to increase in the second quarter of the year, contributing, together with patent litigation dismissal, to an overall material decrease in the Company’s operating losses starting in the third quarter of 2022.

“First quarter results continue to reflect significant sequential quarterly and year-over-year growth, being driven by increased sales in our consumer and enterprise privacy businesses. Over the past few months, we have taken multiple actions to improve the efficiency of our operations and direct investment into revenue drivers such as our customer acquisition program which we believe will yield future recurring subscription revenue. In addition, through our collaboration with TerraZone, we are now seeing the initial impact of our planned reduction in the enterprise cybersecurity expenses, while maintaining the value of our IP and partnering in sales,” said Shachar Daniel, Chief Executive Officer of Safe-T. “Furthermore, we were pleased to announce the settlement and dismissal of our outstanding patent litigation, which is expected to contribute, together with our cost reduction plan, to a significant reduction in the Company’s overall general and administration costs in the third quarter of 2022 and onward. Combined with the recently announced credit line, we feel we are well positioned to execute on our growth plans for both the consumer and enterprises markets.”

First Quarter 2022 Highlights and Recent Business Developments:

●	Safe-T entered into a global sales, marketing, and development partnership with TerraZone Ltd. (“TerraZone”), a specialist focused on providing enterprise and government customers with an array of advanced information technology and cyber security services for its ZoneZero® Zero Trust Network Access software. Under this agreement, TerraZone will fund all sales, marketing, and development expenses for ZoneZero®, while Safe-T will maintain all rights and IP for its technology and products. The TerraZone agreement has contributed to the reduction of operating expenses at Safe-T’s Enterprise Cybersecurity business and is expected to reduce expenses further in the second quarter of 2022. In addition, the Company entered into a collaboration with TerraZone and DreamVPS launching a first-of-its-kind Virtual Private Workforce cloud service.

●	In the Asia-Pacific market, the Company added over 75 new clients, including e-commerce and NFT (Non-Fungible Token) organizations for its newly upgraded Enterprise Privacy product, which was introduced in the fourth quarter of 2021.

●	During the first quarter, the Company introduced several new cybersecurity and privacy products, including Ad Blocker Pro, an anti-Malvertising (malicious advertising) solution and achieved a monthly recurring revenue milestone for its recently introduced privacy solution for Apple mobile devices via the App Store, which ended the quarter with significant recurring monthly revenue.

●	On May 19, 2022, the Company announced the dismissal of all ongoing patent litigation between its wholly owned subsidiary, NetNut Ltd., and Bright Data Ltd.[1]

●	On May 26, 2022, Safe-T announced that its wholly owned subsidiary, CyberKick Ltd. (“CyberKick”), entered into a secured, revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd.[2], to support the growth of its consumer privacy solutions in an initial amount of up to $2,000,000 (the “Credit Facility”). The Credit Facility is part of the Company’s broader efforts to attract diverse long-term sources of capital, while also creating non-dilutive financing pathways.

“As we enter the second half of 2022, our growth plan remains on track, supported by the strength of our new partnerships, geographic expansion and a growing portfolio of products that will extend our offerings onto multiple platforms including Windows, Android and Apple iOS mobile devices as well as desktop computers this year. Supported by these innovative developments, we continue to witness significant momentum in our business, especially in newer markets such as Asia-Pacific, Western Europe and in North America for our newly launched consumer privacy products and enterprise privacy products, all of which are expected to contribute to our growth throughout this year,” concluded Mr. Daniel.

Financial Results for the Three Months Ended March 31, 2022:

●	Total revenues amounted to $4,021,000 (Q1 2021: $1,347,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues totaled $1,904,000 (Q1 2021: $904,000). The increase is mainly a result of the consolidation of CyberKick’s cost of revenues, mainly in traffic acquisition costs for third party products.

●	Research and development expenses totaled $1,394,000 (Q1 2021: $702,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses and the development of new products, partially offset by a reduction in the research and development expenses of the enterprise security segment, due to the TerraZone agreement.

●	Sales and marketing expenses totaled $3,034,000 (Q1 2021: $1,122,000). The increase is primarily attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily its products’ advertising costs, partially offset by a reduction in the sales and marketing expenses of the enterprise security segment, due to the TerraZone agreement.

●	General and administrative expenses totaled $2,251,000 (Q1 2021: $1,100,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with patent-related proceedings brought by and against Bright Data Ltd.

●	IFRS net loss totaled $4,727,000, or $0.16 basic loss per ordinary share (Q1 2021: net loss of $2,513,000, or $0.11 basic loss per ordinary share).

●	Non-IFRS net loss totaled $3,286,000, or $0.11 basic loss per ordinary share (Q1 2021: loss of $1,950,000, or $0.09 basic loss per ordinary share).

[1]	https://www.sec.gov/Archives/edgar/data/1725332/000121390022028098/ea160296-6k_safetgroupltd.htm
[2]	https://www.sec.gov/Archives/edgar/data/1725332/000121390022029628/ea160654-6k_safetgroupltd.htm

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below on the Company’s net loss for the three months periods ended March 31, 2022 and 2021, and for the year ended December 31, 2021:

	For the Three Month Period Ended March 31,		For the Year Ended December 31,
(thousands of U.S. dollars)	2022	2021	2021

Net loss for the period	4,727	2,513	13,125

Amortization and impairment of intangible assets and goodwill	417	270	2,112
Share-based compensation	935	330	2,356
Changes in fair value of finance liabilities, including measurement of contingent consideration	89	(37)	(1,644)
Total adjustment	1,441	563	2,824
Non-IFRS net loss	3,286	1,950	10,301

Balance Sheet Highlights:

●	As of March 31, 2022, shareholders’ equity totaled $20,397,000, or approximately $0.67 per outstanding American Depository Share, as of March 31, 2022, compared to shareholders’ equity of $24,187,000 on December 31, 2021. The reduction is mainly due to the Company’s operating loss during the period.

●	As of March 31, 2022, the Company’s cash and cash equivalents balance and short-term investments balance aggregated to $7,168,000, compared to $9,715,000 on December 31, 2021.

Additional details on the Company’s financials, products and strategy are available on the Company’s website here.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value, including measurement of contingent consideration. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

First Quarter 2022 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Safe-T, and Mr. Shai Avnit, Chief Financial Officer of Safe-T, will host a conference call today, on May 31, 2022, at 08:30 a.m. ET, to discuss the first quarter of 2022 financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, May 31, 2022
Time:	08:30 a.m. Eastern time, 05:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1-0809-406-247
International dial-in number:	1-201-689-8562
Conference ID:	13730248

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michael Glickman on behalf of Safe-T at 917-397-2272.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1551418&tp_key=408e9c26ec and via the investor relations section of the Company’s website at https://www.safetgroup.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through June 28, 2022:

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13730248

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd. (www.terrazone.io), a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses that positive impacts of cost reductions expected to increase in the second quarter of 2022 and accelerate in the third quarter of 2022, extension of the Company’s offerings onto multiple platforms including Windows, Android and Apple iOS mobile devices as well as desktop computers in 2022, its belief that revenue drivers, such as customer acquisition program, will yield future recurring subscription revenue, that the recent development and distribution partnership with TerraZone will continue to reduce the Company’s expenses in the second quarter of 2022, and its belief that the combination of new products and new markets will contribute to the Company’s growth throughout 2022. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2022	2021	2021
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	4,595	21,570	3,828
Restricted deposit	65	-	-
Short-term investments	2,573	-	5,887
Trade receivables	1,219	770	1,496
Other receivables	685	663	713
Total current assets	9,137	23,003	11,924

Non-current assets:
Long-term restricted deposits	143	87	84
Long-term deposit	66	47	65
Property and equipment, net	121	120	119
Right of use assets	423	530	451
Goodwill	10,998	5,387	10,998
Intangible assets, net	6,596	4,032	7,013
Total non-current assets	18,347	10,203	18,730
Total assets	27,484	33,206	30,654

Liabilities and equity
Current liabilities:
Trade payables	1,642	181	1,219
Other payables	3,007	1,444	2,839
Contract liabilities	581	469	514
Contingent consideration	-	515	-
Derivative financial instruments	577	1,408	488
Short-term lease liabilities	349	302	365
Total current liabilities	6,156	4,319	5,425

Non-current liabilities:
Long-term contract liabilities	13	28	18
Long-term lease liabilities	159	328	197
Deferred tax liabilities	565	734	645
Long-term contingent consideration	-	684	-
Liability in respect of the Israeli Innovation Authority	194	149	182
Total non-current liabilities	931	1,923	1,042
Total liabilities	7,087	6,242	6,467

Equity:
Ordinary shares	-	-	-
Share premium	91,955	85,116	91,112
Other equity reserves	16,826	14,893	16,732
Accumulated deficit	(88,384)	(73,045)	(83,657)
Total equity	20,397	26,964	24,187
Total liabilities and equity	27,484	33,206	30,654

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	4,021	1,347	10,281	4,886
Cost of revenues	1,904	904	5,145	2,499
Gross profit	2,117	443	5,136	2,387

Research and development expenses	1,394	702	4,771	2,202
Sales and marketing expenses	3,034	1,122	8,348	4,215
General and administrative expenses	2,251	1,100	7,013	4,197
Impairment of goodwill	-	-	700	2,759
Contingent consideration measurement	-	-	(684)	345
Operating expenses	6,679	2,924	20,148	13,718

Operating loss	(4,562)	(2,481)	(15,012)	(11,331)

Finance income (expenses), net	(244)	(70)	942	3,240
Tax benefit	79	38	945	246
Net loss	(4,727)	(2,513)	(13,125)	(7,845)

Basic loss per share*	(0.16)	(0.11)	(0.48)	(0.71)

Diluted loss per share*	(0.16)	(0.11)	(0.48)	(0.84)

*	Adjusted retrospectively to reflect a 40:1 reverse share split of our ordinary shares, effective as of October 15, 2021